UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Amendment No. 32

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUSTA RESOURCE CORPORATION

(Name of Subject Company (Issuer))

HUDBAY MINERALS INC.

(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

050912203

(CUSIP Number of Class of Securities)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley, Esq.

Vice President, Legal and Corporate Secretary

(416) 362-2576
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kari MacKay, Esq.
Mark L. Mandel, Esq.	Goodmans LLP
Milbank, Tweed, Hadley & McCloy LLP	Bay Adelaide Centre
One Chase Manhattan Plaza	333 Bay Street, Suite 3400
New York, NY 10005-1413	Toronto, ON M5H 2S7
(212) 530-5026	(416) 979-2211

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$712,383,791.10	$91,755.03

*                   Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$2.635, which is the average of high and low sale prices of the common shares (“Common Shares”) of Augusta Resource Corporation as reported on the NYSE MKT on June 12, 2014, and (ii) 134,009,970 Common Shares in the aggregate that may be received by Hudbay Minerals Inc. (“Hudbay”) or cancelled in the transaction described herein, plus the aggregate consideration to be received in connection with 22,781,695 common shares of Hudbay that are issuable upon the exercise of warrants to purchase one common share of Hudbay with an exercise price of C$15.00 in accordance with the terms of the transaction described herein.

**              The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒              Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,768.71
Form or Registration No:	Form F-10
Filing Party:	HudBay Minerals Inc.
Date Filed:	February 11, 2014

Amount Previously Paid:	$60,986.32
Form or Registration No:	Form F-10
Filing Party:	HudBay Minerals Inc.
Date Filed:	July 1, 2014

☐                Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒              THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
☐                ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
☐                GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
☐                AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 32 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2014 (the “Schedule TO”), by HudBay Minerals Inc., a corporation organized under and governed by the laws of Canada (“Hudbay”), relating to the offer to purchase (the “Offer”) by Hudbay for all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta”), other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding upon the exercise, exchange or conversion of any options or any other rights to acquire Augusta Shares after the date of the Offer but prior to the expiry time of the Offer, together with the associated rights issued under Augusta’s shareholder rights plan, for consideration per Augusta Share of 0.315 of a common share of Hudbay plus 0.17 of a warrant to acquire a common share of Hudbay.

Hudbay has also filed a registration statement on Form F-10 with the SEC relating to the common shares and warrants it proposes to issue to Augusta shareholders in connection with the Offer that includes the Offer and Circular as a prospectus, and also has filed all other tender offer documents required under applicable Canadian and United States securities regulations.

The Notice of Extension, dated July 16, 2014 (the “Notice of Extension”), relating to the Offer is subject to and should be read in conjunction with the Offer and Circular dated February 10, 2014, the Form Letter of Transmittal, and the Form Notice of Guaranteed Delivery, each as previously amended, filed, respectively, as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), as well as the Letter of Transmittal, and Notice of Guaranteed Delivery that accompany the Notice of Variation and Extension, filed July 1, 2014, respectively, as Exhibits (a)(1)(lix), (a)(1)(lx), and (a)(1)(lxi) (collectively, the “Original Offer and Circular”). The Original Offer and Circular, as amended by the Notice of Extension, is referred to as the “Offer and Circular”.

The information set forth in the Offer and Circular and all schedules, exhibits and annexes to the Offer and Circular, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

GENERAL

Hudbay has extended the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on July 29, 2014. Accordingly, the definition of “Expiry Date” in the “Glossary” section of the Original Offer and Circular is hereby deleted and replaced by the following:

“Expiry Date” means July 29, 2014 or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, “Extension, Variation or Change of the Offer”;

In addition, all references to “5:00 p.m. (Toronto time) on July 16, 2014” in the Original Offer and Circular are amended to refer to “5:00 p.m. (Toronto time) on July 29, 2014”.

This extension constitutes a “subsequent offering period” under the U.S. securities laws.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Hudbay and Augusta have entered into a loan agreement (the “Loan Agreement”) pursuant to which Hudbay has agreed to provide an unsecured loan facility in the maximum aggregate amount of C$40 million to Augusta and Augusta Resource (US) Corporation.  Such loan will accrue interest on the unpaid principal amount at a rate of 8% per annum, calculated and compounded quarterly.  Advances under the Loan Agreement are subject to customary conditions in the circumstances, including the change to the Augusta Board of Directors described below, and there being no event of default with respect to either borrower.  The loan is intended to provide short-term working capital amounts to Augusta and Augusta Resource (US) Corporation.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

It is anticipated that members of Hudbay’s current management team will assume management positions with Augusta and replace Augusta’s current senior management team and certain members of the Augusta Board of Directors will be replaced by nominees of Hudbay. In particular, David S. Bryson, Alan T. C. Hair, Patrick Donnelly and Patrick Merrin will be appointed to the Augusta Board of Directors, joining current directors Lenard F. Boggio, Timothy Baker and W. Durand Eppler.  Gilmour Clausen, Christopher M. H. Jennings, Robert P. Pirooz, Robert P. Wares and Richard W. Warke will resign from the Augusta Board of Directors.

ITEM 12.  EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(lxix)              Notice of Extension, dated July 16, 2014.*

(a)(1)(lxx)                 Press release, dated July 17, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on July 17, 2014).**

(a)(1)(lxxi)              Loan Agreement, dated July 17, 2014, by and among Hudbay, Augusta and Augusta Resource (US) Corporation.*

(a)(1)(lxxii)           Warrant Indenture, dated July 15, 2014.*

*      Filed herewith.

**   Incorporated by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

	By:	/s/Patrick Donnelly
		Name:	Patrick Donnelly
		Title:	Vice President, Legal and Corporate Secretary

Dated: July 17, 2014

EXHIBIT INDEX

(a)(1)(i)                  Offer and Circular dated February 10, 2014.**

(a)(1)(ii)                 Form of Letter of Transmittal.**

(a)(1)(iii)                Form of Notice of Guaranteed Delivery.**

(a)(1)(iv)                Press release dated February 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(v)                 Investor relations presentation regarding the Offer dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vi)                Investor relations presentation regarding Constancia Project (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vii)               Early warning report under National Instrument 62-103 related to the Offer (incorporated by reference to Hudbay’s Form 6-K filed February 10, 2014).**

(a)(1)(viii)              Conference call transcript dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(ix)                Newspaper advertisement dated February 11, 2014.**

(a)(1)(x)                 Annual Information Form of HudBay Minerals Inc. for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 40-F (Commission File No. 001-34244) filed with the Commission on March 28, 2013 (the “Form 40-F”)).**

(a)(1)(xi)                Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2012 and 2011 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(xii)               Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2012 and 2011 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(xiii)              Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013, together with the Notes thereto (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xiv)              Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xv)               Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 5, 2013 in respect of the Annual and Special Meeting of Shareholders held on May 10, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on April 10, 2013)**

(a)(1)(xvi)              Material Change Report dated February 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 14, 2014).**

(a)(1)(xvii)             The press release of HudBay Minerals Inc., dated February 19, 2014, in respect of the announcement of Hudbay’s fourth quarter 2013 financial results (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 19, 2014).**

(a)(1)(xviii)            Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibits 99.2 and 99.5 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xix)              Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2013 and 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xx)               Investor relations presentation regarding Hudbay’s fourth quarter 2013 financial results dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxi)              Conference call transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxii)             Interview transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxiii)            Investor relations presentation dated February 2014 from the BMO Capital Markets 23rd Global Metals & Mining Conference (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 24, 2014).**

(a)(1)(xxiv)           Press release dated February 27, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 27, 2014).**

(a)(1)(xxv)            Interview transcript dated March 4, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 5, 2014).**

(a)(1)(xxvi)           Notice of Extension and Variation, dated March 14, 2014.**

(a)(1)(xxvii)          Press release dated March 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 14, 2014).**

(a)(1)(xxviii)         Material change report dated March 21, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 21, 2014).**

(a)(1)(xxix)           Notice of Variation and Extension dated March 31, 2014.**

(a)(1)(xxx)            Press release dated March 31, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 31, 2014).**

(a)(1)(xxxi)           Investor relations presentation dated April 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 3, 2014).**

(a)(1)(xxxii)          Material change report dated April 4, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 4, 2014).**

(a)(1)(xxxiii)         Press release dated April 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 14, 2014).**

(a)(1)(xxxiv)         Investor relations presentation dated April 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 14, 2014).**

(a)(1)(xxxv)          Notice of Change, dated April 24, 2014.**

(a)(1)(xxxvi)         Press release, dated April 24, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 24, 2014).**

(a)(1)(xxxvii)        Form of e-mail (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 29, 2014).**

(a)(1)(xxxviii)       Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 30, 2014).**

(a)(1)(xxxix)         Press release announcing the quarterly results for the first quarter of 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 30, 2014).**

(a)(1)(xxxx)          Management presentation dated May 1, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 1, 2014).**

(a)(1)(xxxxi)         Conference call transcript dated May 1, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 1, 2014).**

(a)(1)(xxxxii)        Notice of Variation and Extension dated May 5, 2014.**

(a)(1)(xxxxiii)       Press release dated May 5, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 5, 2014).**

(a)(1)(xxxxiv)       Presentation to Annual and Special Meeting of Shareholders dated May 8, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 7, 2014).**

(a)(1)(xxxxv)        Material change report dated May 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 9, 2014).**

(a)(1)(xxxxvi)       Presentation to Bank of America Merrill Lynch 2014 Global Metals, Mining & Steel Conference dated May 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 13, 2014).**

(a)(1)(xxxxvii)      Notice of Variation and Extension dated May 16, 2014.**

(a)(1)(xxxxviii)     Press release dated May 16, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 16, 2014).**

(a)(1)(xxxxix)                    Notice of Variation and Extension dated May 27, 2014.**

(a)(1)(l)                  Press release dated May 27, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 27, 2014).**

(a)(1)(li)                 Notice of Variation and Extension dated June 9, 2014.**

(a)(1)(lii)                Press release dated June 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 9, 2014).**

(a)(1)(liii)               Notice of Variation and Extension dated June 20, 2014.**

(a)(1)(liv)               Press release dated June 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 20, 2014).**

(a)(1)(lv)                Press release dated June 23, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 23, 2014).**

(a)(1)(lvi)               Announcement to Hudbay employees dated June 23, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 23, 2014).**

(a)(1)(lvii)              Material Change Report dated June 24, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 24, 2014).**

(a)(1)(lviii)             Early warning report under National Instrument 62-103 relating to the Revised Offer (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 24, 2014).**

(a)(1)(lix)               Notice of Variation and Extension, dated July 2, 2014.**

(a)(1)(lx)                Letter of Transmittal.**

(a)(1)(lxi)               Notice of Guaranteed Delivery.**

(a)(1)(lxii)              Support Agreement, dated June 23, 2014, by and between Hudbay and Augusta (incorporated by reference to Exhibit 99.2 to Hudbay’s Amendment No. 4 to Schedule 13D filed on June 25, 2014).**

(a)(1)(lxiii)             Form of Lock-Up Agreement (incorporated by reference to Exhibit 99.3 to Hudbay’s Amendment No. 4 to Schedule 13D filed on June 25, 2014).**

(a)(1)(lxiv)             Unaudited Interim Consolidated Financial Statements for the Three Months Ended March 31, 2014, and notes in respect thereof, together with the together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibit 99.2 and 99.3 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on May 1, 2014).**

(a)(1)(lxv)              Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three Months Ended March 31, 2014 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on May 1, 2014).**

(a)(1)(lxvi)             Confidentiality Agreement, dated June 2, 2014, by and between Hudbay and Augusta.**

(a)(1)(lxvii)            Press release, dated July 2, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on July 2, 2014).**

(a)(1)(lxviii)           Investor Presentation, dated July 2, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on July 2, 2014).**

(a)(1)(lxix)             Notice of Extension, dated July 16, 2014.*

(a)(1)(lxx)              Press release, dated July 17, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on July 17, 2014).**

(a)(1)(lxxi)             Loan Agreement, dated July 17, 2014, by and among Hudbay, Augusta and Augusta Resource (US) Corporation.*

(a)(1)(lxxii)            Warrant Indenture, dated July 15, 2014.*

*                 Filed herewith.

**   Incorporated by reference.